MIGENIX Inc. 102 - 2389 Health Sciences Mall Vancouver, BC V6T 1Z3 Canada
|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX Reports First Quarter Fiscal 2010 Financial Results

Vancouver, BC, CANADA – September 14, 2009 – MIGENIX Inc. (the "Company" or "MIGENIX") (TSX: MGI; OTC: MGIFF), reports financial results for the three months ended July 31, 2009 and provides a corporate update:

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Omiganan 1% gel (OmigardTM; topical cationic peptide; prevention of catheter-related infections): We continue to investigate a range of opportunities for the OmigardTM program, including interactions with our advisors and a regulatory agency regarding potential approval strategies for OmigardTM. Our objective in these interactions is to find a viable path forward for OmigardTM and resume activities to advance OmigardTM to commercialization. Responsibility for the United States Investigational New Drug application has been transferred back to us from our former partner and the process to transfer OmigardTM documentation to us is ongoing.

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MX-2401 (IV lipopeptide; treatment of gram-positive bacterial infections): MX-2401, an injectable lipopeptide antibiotic, is targeted for the treatment of serious gram-positive bacterial infections, including highly publicized treatment resistant hospital bacteria such as MRSA. During the quarter we entered into contract and collaboration agreements with three researchers to further support the MX-2401 program and continued to pursue strategic options for advancing the development of MX-2401. As part of our initiatives to advance MX-2401 we are presenting research results from the MX-2401 program at the 49th Annual Interscience Conference on Antimicrobial Agents and Chemotherapy (ICAAC) meeting being held in San Francisco, September 12th to 15th, 2009 (www.icaac.org).

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MIGENIX currently has four employees and is utilizing the services of several consultants including former employees to carry out its objectives which include: (i) investigating opportunities for the OmigardTM program; (ii) obtaining additional funds through licensing and non-dilutive financing arrangements; and (iii) continuing to reduce expenses.

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The Company does not plan to renew the leases for its Vancouver office and lab premises that end in December 2009. As part of downsizing our operations we are currently in the process of selling our laboratory equipment and other furniture/equipment that is not needed for ongoing operations.

FINANCIAL RESULTS

For the three months ended July 31, 2009 (“Q1/10”), MIGENIX recorded a loss of $0.7 million (Q1/09: loss of $2.6 million) or $0.01 (Q1/09: loss of $0.03) per common share. The $1.9 million difference between the Q1/10 loss and the Q1/09 loss consists of: a $0.7 million decrease in research and development costs; a $0.7 million decrease in general and corporate costs; and a $0.5 million decrease in accretion expense for the convertible royalty participation units.

Expenses in Q1/10 have decreased significantly compared to Q1/09 due to the Company’s initiatives to reduce expenses including personnel reductions and focusing on the out-licensing of the Company’s un-partnered programs with minimal research and development activities being conducted that are not funded by partners.

The approximate $0.7 million decrease in the research and development costs in Q1/10 compared with Q1/09 is principally due to reductions in personnel, less research activity and lower patent costs.  Personnel costs were $0.1 million in Q1/10 (Q1/09: $0.6 million).

General and corporate expenses in Q1/10 were approximately $0.2 million (Q1/09: $0.9 million). The approximate $0.7 million decrease in general and corporate expenses for Q1/10 compared to Q1/09 is principally due to: reduced personnel costs; reduced legal costs; reduced rent expense including closing of the San Diego office; and reduction in external investor relations services. Personnel costs were $0.2 million in Q1/10 (Q1/09: $0.6 million). The lower Q1/10 personnel costs compared to Q1/09 include reductions in personnel, elimination of cash compensation for directors and other cost reduction initiatives.

The loss on disposal and write-down of property and equipment in Q1/10 was approximately $0.1 million (Q1/09: <$0.1 million). The loss on disposal/write-down of property and equipment for Q1/10 includes an estimated $0.1 million impairment loss in respect of lab equipment that the Company is planning to sell.

Accretion expense related to the convertible royalty participation units for Q1/10 was less than $0.1 million (Q1/09: $0.6 million). The approximate $0.5 million decrease in Q1/10 accretion expense compared to Q1/09 is principally due to the Q4/09 adjustment of the carrying amount of the debt component of the convertible royalty participation units resulting from the Company’s lower estimate of the probable royalties payable to the unit holders over the royalty payment term (estimate was reduced from the maximum royalties payable of approximately $29.5 million to approximately $7.3 million). The Company will periodically review and if appropriate update its estimate of the probable royalties payable to the unit holders based on future developments in the OmigardTM program and the license agreement with Cutanea Life Sciences.

As of July 31, 2009, the Company had cash, cash equivalents and short-term investments of approximately $1.3 million (April 30, 2009: $2.1 million) and the Company’s net working capital was approximately $1.0 million (April 30, 2009: $1.5 million). The approximate $0.5 million decrease in net working capital from April 30, 2009 is primarily attributable to the $0.7 million in cash used in Q1/10 operating activities.

MIGENIX believes that its funds on hand at July 31, 2009, combined with ongoing cost reduction measures, are sufficient to provide for operations into approximately the first quarter of calendar 2010 before funds received, if any, from existing or new license agreements, new financings, or the exercise of warrants and options.

The Company’s ability to advance its programs is constrained due to the Company’s current financial and personnel resources. The Board and management have worked to reduce our financial commitments and, where necessary, rationalize certain programs through controlled spending and increased out-licensing efforts. The Company currently plans to operate within an annual burn rate of under $1.5 million. The magnitude of future spending in the Company’s programs will be dependent on: the Company’s financial resources, personnel resources, business strategies and the licensing status of our programs. We may need to increase or decrease our annual burn rate in response to such matters. MIGENIX will need to raise additional funds in support of its operations and there is no assurance that such funds can be obtained on satisfactory terms, or at all.

OUTSTANDING SHARES

There are currently 141,695,709 (July 31, 2009: 141,695,709) common shares outstanding; 29,465 convertible royalty participation units (July 31, 2009: 29,465); and 5,250,000 (July 31, 2009: 5,250,000) preferred shares outstanding.

ABOUT MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs for the treatment of infectious diseases. The Company's programs include drug candidates for: the treatment and prevention of hospital-acquired and other infections, the treatment of dermatological diseases, the treatment of chronic hepatitis C infections and the treatment of hepatitis B infections. MIGENIX is headquartered in Vancouver, British Columbia, Canada. Additional information regarding the Company can be found at www.migenix.com.

For further information, contact Bruce Schmidt, president and chief executive officer, at (604) 221-9666.

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SELECTED FINANCIAL HIGHLIGHTS

BALANCE SHEETS Unaudited – In Thousands of Canadian dollars	July 31, 2009	April 30, 2009
Assets
Cash and cash equivalents	$403	$1,646
Short-term investments	939	487
Other current assets	321	317
Total current assets	$1,663	$2,450
Long-term investments	1	1
Property & equipment	396	588
Intangible assets	317	342
Total assets	$2,377	$3,381

Liabilities and Shareholders’ Equity
Accounts payable and accrued liabilities	$646	$934
Total current liabilities	$646	$934
Convertible royalty participation units	214	194
Preferred shares	-	-
Total liabilities	$860	$1,128

Shareholders’ equity
Common shares	$126,404	$126,404
Equity portion of convertible royalty participation units	4,554	4,554
Contributed surplus	9,344	9,339
Deficit	(138,785)	(138,044)
Total shareholders’ equity	$1,517	$2,253
Total liabilities and shareholders’ equity	$2,377	$3,381

STATEMENTS OF LOSS, COMPREHENSIVE LOSS AND DEFICIT Unaudited – In Thousands of Canadian dollars (except per share amounts)	Three months ended July 31,
	2009	2008
Revenue
Research and development services	-	-
	$-	$-
Expenses
Research and development	293	1,050
General and corporate	222	949
Amortization	85	105
Loss on disposal/write-down of property & equipment	114	5
	$714	$2,109

Loss before other income (expense)	$(714)	$(2,109)
Accretion of convertible royalty participation units	(20)	(574)
Interest income	2	37
Foreign exchange gain (loss)	(9)	1
Income (loss) and comprehensive income (loss) for the period	$(741)	$(2,645)
Deficit, beginning of period	(138,044)	(137,482)
Deficit, end of period	$(138,785)	$(140,127)

Basic and diluted income (loss) per common share	$(0.01)	$(0.03)
Weighted avg. number of common shares outstanding (000’s)	141,696	94,464

STATEMENTS OF CASH FLOWS Unaudited – In Thousands of Canadian dollars	Three months ended July 31,
	2009	2008
Income (loss) for the period	$(741)	$(2,645)
Items not affecting cash:
Amortization	85	105
Loss on disposal/write-down of property and equipment	114	5
Stock-based compensation	5	181
Deferred share units compensation	-	62
Accretion of convertible royalty participation units and amortization of transaction costs	20	574
Changes in non-cash working capital items relating to operating activities	(180)	(235)
Cash used in operating activities	$(697)	$(1,953)

Rights offering costs	(110)	-
Cash provided by (used in) financing activities	$(110)	$-

Funds from (purchases of) short-term investments	(453)	2,975
Proceeds on disposal of equipment	18	-
Purchases of property and equipment	-	(5)
Cash provided by (used in) investing activities	$(435)	$2,970

Increase (decrease) in cash and cash equivalents	$(1,242)	$1,017
Cash and cash equivalents, beginning of period	1,645	2,621
Cash and cash equivalents, end of period	$403	$3,638

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking information within the meaning of applicable securities laws in Canada (collectively referred to as “forward-looking statements”). Statements, other than statements of historical fact, are forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other matters contemplated by the forward-looking statements will not occur.

Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this news release include, but are not limited to, statements concerning our expectations for: investigating a range of potential approval strategies for OmigardTM; seeking strategic options for the MX-2401 and celgosivir programs; our estimate of the probable royalties payable to holders of the convertible royalty participation units; working within an annual burn rate of approximately $1.5 million; the Company’s current financial resources being sufficient to fund operations into approximately the first quarter of calendar 2010; and the Company obtaining additional funds through licensing and non-dilutive financing arrangements.

With respect to the forward-looking statements contained in this news release, we have made numerous assumptions regarding, among other things: our ability to assess and advance opportunities in the OmigardTM program; our ability to generate and manage licensing and other strategic opportunities in the MX-2401 and celgosivir programs; our ability to retain or engage the personnel required to advance the Company’s objectives; our ability to obtain additional funds through licensing and non-dilutive financing arrangements; and future expense levels being within our current expectations.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including:  the possibility that opportunities will arise that require more cash than the Company has or can reasonably obtain; dependence on key personnel; dependence on corporate collaborations; potential delays; uncertainties related to early stage of technology and product development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if completed, will not establish the safety or efficacy of our products; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Annual Information Form and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.